December 8, 2010 Ms. Julie F. Rizzo Attorney-Advisor Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711
www.mayerbrown.com

Jon D. Van Gorp
Direct Tel +1 312 701 7091
Direct Fax +1 312 706 8362
jvangorp@mayerbrown.com

Re:	Westpac Securitisation Management Pty Limited
Registration Statement on Form S-3
Filed May 10, 2010
File No: 333-166670

Dear Ms. Rizzo:

In this letter, Westpac Securitisation Management Pty Limited (the “Registrant”) responds to the Commission staff’s comment letter dated June 4, 2010 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on May 10, 2010.

The Registrant’s responses to the Comment Letter are set forth below.  The responses follow each of the staff’s comments, which are re-typed and italicized below.  Please note that the page references refer to the marked copy of the base prospectus and form of prospectus supplement.  Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Mayer Brown LLP operates in combination with our associated English limited liability partnership and Hong Kong partnership (and its associated entities in Asia) and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Julie F. Rizzo
December 8, 2010

Prospectus Supplement

Summary of the Notes, page S-3
Structural Overview, page S-3

1.
We note disclosure in the first paragraph on page S-4 that the issuer trustee may dispose of or create interests in the trust “in the ordinary course of its business.” Please advise as to what actions the trustee could take that would not be in accordance with transaction documents. Alternatively, please delete this disclosure.

Response

We have revised page S-4 of the prospects supplement to delete the language “or in the ordinary course of its business.”

The Housing Loan Pool, page S-7

2.
Your summary section should briefly summarize the material characteristics specific to each issuing entity. For instance, we note that you contemplate that some mortgage loans in the pool may be low-doc loans or interest-only loans. We also note that there could be modified loans or exception loans in the pool. Please revise to disclose in the summary section the number and percentage of such loans in the mortgage pool.

Response

We have revised “Summary of the Notes – The Housing Loan Pool” section on page S-7 of the prospectus supplement to include disclosure regarding the percentage of low doc loans in the housing loan pool and the percentage of interest-only loans in the housing loan pool.  Additionally, we have included bracketed disclosure indicating that to the extent material we will provide data regarding any modified or exception housing loans in the housing loan pool.

Withholding Tax, page S -8

3.	Please advise as to the purpose of the optional redemption feature in the event that Australian withholding taxes are required.

Mayer Brown LLP

Ms. Julie F. Rizzo
December 8, 2010

Response

Each trust will have limited assets and therefore is not able to make gross up payments to securityholders whose payments are valued by applicable Australian withholding taxes.  Prudential standards prohibit the sponsor or its affiliates from having an obligation to make these gross up payments or from having an obligation to redeem or repurchase the notes if a withholding tax is applied.  Nonetheless, sponsors of Australian housing loan securitization programs have traditionally sought to maintain an option (but not an obligation) to redeem or repurchase notes subject to withholding tax.

Risk Factors, page S-15

4.
Please create a risk factor to discuss the general issues with respect to the ABS market and the specific issues with respect to the securitization of mortgage loans in light of the current credit market conditions.

Response

We have revised the risk factor entitled “The absence of a secondary market and a lack of liquidity in the secondary market could limit your ability to resell your notes” on page S-18 of the form of prospectus supplement to include a discussion of the general issues with respect to the ABS market and specific issues with respect to the securitization of mortgage loans in light of the current credit market conditions.

Delinquency and Loss Experience on the Housing Loans, page S-35

5.
Please revise the table on page S-36 to include delinquency data in 30/31 day buckets through charge-off. We note disclosure on page S-35 that housing loans may not be charged off as uncollectible until two years’ delinquent.

Response

We have revised the table on page S-38 to add a delinquency bucket for housing loans 121 days or more past due.  The percentage of borrowers who change delinquency status after 120 days and prior to charge-off is insignificant. As a result, disclosing the delinquency data in 30/31 day buckets past 121 days and up to two years past due (through charge-off) would not aid the investors in understanding our historical delinquency and loss information.

Mayer Brown LLP

Ms. Julie F. Rizzo
December 8, 2010

Base Prospectus

Description of the Offered Notes, page 13
Optional Redemption of the Notes, page 20

6.	Please revise to clarify whether a class of notes would be redeemable at the discretion of the issuer or the holder of the security.

Response

We have revised the section “Description of the Offered Notes – Optional Redemption of the Notes” on page 20 of the form of the prospectus to clarify that the notes are redeemable at our discretion and not at the investors’ discretion.

Other Financial Obligations Related to the Notes, page 26
Purchase Obligations, page 26

7.
We note your disclosure contemplates purchase obligations. Please provide us with your analysis of how these purchase obligations fit within the requirements of Item 1114 or 1115 of Regulation AB as applicable.

Response

The purchase obligations fit within the requirements of Item 1114 of Regulation AB.  The primary purpose of the purchase obligations, as described in this section, is to cause the offered securities to be repaid by a particular date.

Item 1114 of Regulation AB includes “external credit enhancement designed to ensure that the asset-backed securities or pool assets will pay in accordance with their terms, such as bond insurance, letters of  credit or guarantees” and also include “mechanisms to ensure that payments on the asset-backed securities are timely, such as liquidity facilities, lending facilities, guaranteed investment contracts and minimum principal payment agreements.” Thus, the purchase obligations specified in the form base prospectus fall within the meaning of Item 1114 of Regulation AB, and if a purchase obligation is included as support for any class or series of securities, then the prospectus supplement will provide the disclosure required by Item 1114 of Regulation AB for the purchase obligation and its provider.

Description of the Transaction Documents, page 27
Issuance of Additional Notes, page 28

8.
We note that the issuing entity may issue additional notes secured by the assets of the trust. Given this disclosure, please provide us with your analysis as to why you are not a series trust or delete these references.

Mayer Brown LLP

Ms. Julie F. Rizzo
December 8, 2010

Response

The Registration Statement does not contemplate that new housing loans can be added to a trust, segregated and then used to support the issuance of a new series of securities.  These are the common features of a series trust.   The Registration Statement instead contemplates the creation of a new trust for each segregated pool of housing loans.  Please refer to “The Trust” beginning page S-29 of the form prospectus supplement and “Description of Trusts” beginning page 1 of the form base prospectus.   Except in the limited circumstances described in the prospectus under “Description of the Transaction Documents—Prefunding” and “Description of the Transaction Documents—Revolving Period”  the pool of housing loans allocated to each trust is fixed as of the closing date.   While additional notes may be issued by the trust after the closing date in certain circumstances, these notes will be secured by the same housing loan pool that was fixed as of the closing date.

Part II

Exhibit 10.1

9.
We note that the Servicing Agreement is being incorporated by reference to an exhibit to Registration Statement No. 333-140399. We are unable to locate the agreement. Please file the Servicing Agreement with your next amendment or please advise.

Response

We will re-file a copy the Servicing Agreement with Amendment No. 1 to our Registration Statement.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701.7091.  Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Jon D. Van Gorp

Jon D. Van Gorp